Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

November 17, 2011

VIA EDGAR CORRESPONDENCE

Allison White

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507, 811-04419)

Dear Ms. White:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registrant’s filing with the Securities and Exchange Commission (the “Commission”) under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A on August 24, 2011 (the “Amendment”). The Staff’s comments were provided to us orally via telephone on August 29, 2011.

Below are the Staff’s comments and the Registrant’s responses thereto.

a.    Comment:    Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for the portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the Amendment. See IC-28617 (February 9, 2010).

Response:    The Registrant so confirms.

b.    Comment:    Supplementally confirm that the Registrant will update the names of its series and classes on EDGAR to reflect the change in the name of Transamerica Global Commodities & Hard Assets VP to Janus Balanced VP.

Response:    The Registrant so confirms.

c.    Comment:    Fees and Expenses:    The shareholder fee table provided was incomplete. Please provide a copy of the completed fee table in this correspondence.

Response:    The following is the shareholder fee table that will be included in the effective Amendment:

November 17, 2011

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.73%	0.73%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses(a)	0.17%	0.17%
Total annual operating expenses(b)	0.90%	1.15%

a Other expenses are based on estimates for the current fiscal year.

b Annual fund operating expenses have been restated to reflect current contractual advisory fees.

d.    Comment:    Fees and Expenses:    Please confirm that Registrant is aware that the expense limitation agreement referenced in the footnote to the fee table must terminate at least one year from the effective date of the prospectus.

Response:    The portfolio is not waiving or reimbursing fees, so the footnote mentioned in your comment has been removed.

e.    Comment:    Fees and Expenses:    State in footnote “a” to the fee table whether the information provided has been restated to reflect a change in fees.

Response:    The Registrant has made revisions consistent with the Staff’s comment. See Response to comment “c” above.

f.    Comment:    Expense Example:    Please include the 5 year and 10 year numbers in the expense example.

Response:    The Registrant has made revisions consistent with the Staff’s comment.

Share Class	1 year	3 years	5 years	10 years
Initial	$92	$319	$565	$1,269
Service	$117	$365	$633	$1,398

g.    Comment:    Principal Investment Strategies:    Please state in the principal investment strategy section that high yield debt instruments are commonly known as “junk bonds.”

Response:    The Registrant has made revisions consistent with the Staff’s comment.

h.    Comment:    Principal Risks: Consistent with the Staff’s previous comment from the May 1, 2011 annual update, please revise the last sentence of the first paragraph of the principal risks

November 17, 2011

section to replace “The following is a summary of certain risks…” with “The following is a summary of principal risks…”.

Response:    The Registrant has made revisions consistent with the Staff’s comment.

i.    Comment:    In the Item 4 risk disclosure, add “emerging markets risk” to be consistent with the Item 9 risk disclosure provided.

Response:    The Registrant has made revisions consistent with the Staff’s comment.

j.    Comment:    Please confirm supplementally that the performance information referenced on page 3 of the Amendment and the documents referenced on the back cover of the Amendment are indeed available on the website www.transamericaseriestrust.com.

Response:    The Registrant so confirms.

k.    Comment:    In the section “Advisory Fees Paid in 2010”, please include the advisory fees paid by the Transamerica Global Commodities & Hard Assets.

Response:    The Registrant has made revisions consistent with the Staff’s comment.

l.    Comment:    In the section “Sub-Adviser”, please revise the table and the footnote regarding sub-advisory fees paid to indicate that the fees paid were all paid to the prior sub-adviser and not Janus Capital Management LLC.

Response:    The Registrant has revised the table so that it no longer includes sub-advisory fees paid to a sub-advisor, so the Staff’s comment is no longer applicable.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

November 17, 2011

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1836 with any questions.

Very truly yours,

/s/ Tanya L. Goins
Tanya L. Goins
Senior Counsel
Transamerica Asset Management, Inc.